UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

CARTER’S, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

146229 10 9

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Berkshire Fund V, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,811,007

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 11,811,007

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,811,007

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 42.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Berkshire Fund V Coinvestment Fund, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,574,372

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,574,372

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,574,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Berkshire Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,181,100

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,181,100

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,181,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Carter’s, Inc. (the “Company”)
	(b)	Address of Issuer's Principal Executive Offices The Proscenium 1170 Peachtree Street NE, Suite 900 Atlanta, GA 30309

Item 2.
(a)

Name of Person Filing

         Berkshire Fund V, Limited Partnership (“Fund V”) and Berkshire Fund V Coinvestment Fund, Limited Partnership (“Coinvest Fund”), and Berkshire Investors LLC (“Investors”) are jointly filing this Schedule 13G.

Fifth Berkshire Associates LLC, a Massachusetts limited liability company (“FBA”), is the general partner of Fund V and Coinvest Fund.  The managing members of FBA are Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the “Berkshire Principals”).  The Berkshire Principals are also the managing members of Investors.

Fund V, Coinvest Fund and Investors often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.  Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Securities Exchange Act of 1934.  The filing of this statement shall not be construed as an admission that Fund V, Coinvest Fund and Investors are a group, or have agreed to act as a group.

(b)

Address of Principal Business Office or, if none, Residence

The principal business address of each of Fund V, Coinvestment Fund, and Investors is c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108.

	(c)	Citizenship Each of Fund V, Coinvestment Fund, and Investors is organized under the laws of The Commonwealth of Massachusetts.
	(d)	Title of Class of Securities The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock.
	(e)	CUSIP Number The CUSIP number of the Company’s Common Stock is 146229 10 9.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Fund V directly holds 11,811,007 shares of Common Stock.  Accordingly, Fund V has sole voting power with respect to 11,811,007 shares of Common Stock and has sole dispositive power with respect to 11,811,007 shares of Common Stock.

Based on the immediately preceding paragraph, as the sole general partner of Fund V, FBA may be deemed to beneficially own 11,811,007 shares of Common Stock held by Fund V.  However, FBA disclaims beneficial ownership of such shares of Common Stock except to the extent of its pecuniary interest in such shares. The filing of this Statement shall not be construed as an admission that FBA is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund V.

Coinvest Fund directly holds 5,574,372 shares of Common Stock.  Accordingly, Coinvest Fund has sole voting power with respect to 5,574,372 shares of Common Stock and has sole dispositive power with respect to 5,574,372 shares of Common Stock.

Based on the immediately preceding paragraph, as the sole general partner of Coinvest Fund, FBA may be deemed to beneficially own 5,574,372 shares of Common Stock held by Coinvest Fund.  However, FBA disclaims beneficial ownership of such shares of Common Stock except to the extent of its pecuniary interest in such shares. The filing of this Statement shall not be construed as an admission that FBA is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Coinvest Fund.

Investors directly holds 1,181,100 shares of Common Stock.  Accordingly, Investors has sole voting power with respect to 1,181,100 shares of Common Stock and has sole dispositive power with respect to 1,181,100 shares of Common Stock.

By virtue of their positions as managing members of FBA and Investors, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Coinvest Fund, and Investors.  However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund V, Coinvest Fund or Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

(b)

Percent of class:

Fund V beneficially owns 42.2% of the Company’s Common Stock.

Coinvest Fund beneficially owns 19.9% of the Company’s Common Stock.

Investors beneficially owns 4.2% shares of the Company’s Common Stock.

The percentage of Common Stock reportedly owned by each entity is based on 27,985,360 shares of Common Stock outstanding, which is the total number of shares outstanding as of November 17, 2003, as indicated in the Company’s Quarterly Report on Form 10-Q filed on that date.

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

Fund V has sole power to vote 11,811,007 shares of the Company’s Common Stock.

Coinvest Fund has sole power to vote 5,574,372 shares of the Company’s Common Stock.

Investors has sole power to vote 1,181,100 shares of the Company’s Common Stock.

		(ii)	Shared power to vote or to direct the vote 0
(iii)

Sole power to dispose or to direct the disposition of

Fund V has sole power to direct the disposition of 11,811,007 shares of the Company’s Common Stock.

Coinvest Fund has sole power to direct the disposition of 5,574,372 shares of the Company’s Common Stock.

Investors has sole power to direct the disposition of 1,181,100 shares of the Company’s Common Stock.

		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature of Reporting Persons:

BERKSHIRE FUND V, LIMITED PARTNERSHIP

By: Fifth Berkshire Associates LLC,
its General Partner

		By:	/s/ Ross M. Jones
Name: Ross M. Jones
Title: Managing Director

BERKSHIRE FUND V COINVESTMENT FUND, LIMITED PARTNERSHIP

By: Fifth Berkshire Associates LLC,
its General Partner

		By:	/s/ Ross M. Jones
Name: Ross M. Jones
Title: Managing Director

BERKSHIRE INVESTORS LLC

	By:	/s/ Ross M. Jones
Name: Ross M. Jones
Title: Managing Director
February 17, 2004
Date